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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                               Galileo Corporation
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                                (Name of Issuer)

                     Common Stock, $.01 par value per share
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                         (Title of Class of Securities)

                                    363544107
                  --------------------------------------------
                                 (CUSIP Number)


                               John F. Blais, Jr.
                          Optical Filter Corporation
          2 Mercer Road, Natick, Massachusetts 01760 (508) 655-1650
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                January 30, 1998
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

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CUSIP No.    363544107                                Page 2 of 7 Pages
           -------------
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  1    NAME OF REPORTING PERSONS AND S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
       PERSONS (entities only)

       John F. Blais, Jr.
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]  (b) [ ]

       Not Applicable
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  3    SEC USE ONLY

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  4    SOURCE OF FUNDS*

       PF
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  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e) [ ]

       Not Applicable
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  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
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                            7      SOLE VOTING POWER
NUMBER OF
SHARES                             868,413 Shares
BENEFICIALLY                ----------------------------------------------------
OWNED BY                    8      SHARED VOTING POWER
EACH
REPORTING                          0
PERSON                      ----------------------------------------------------
WITH                        9      SOLE DISPOSITIVE POWER

                                   752,987 Shares
                            ----------------------------------------------------
                            10     SHARED DIPOSITIVE POWER

                                   0
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       868,413 Shares
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES* [ ]

       Not Applicable
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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       Approximately 10.8 %
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  14   TYPE OF REPORTING PERSON*

       IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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Schedule 13D                                                   Page 3 of 7 Pages
John F. Blais, Jr.


Item 1.           Security and Issuer

         The class of security to which this statement relates is the common stock, par value $.01 per share ("Common Stock"), of Galileo Corporation, a Delaware corporation (the "Issuer"). The name and address of the principal executive office of the Issuer is Galileo Corporation, Galileo Park, P.O. Box 550, Sturbridge, Massachusetts 01566.

Item 2.           Identity and Background

(a)      The name of the person filing this statement is John F. Blais, Jr.

(b) The business address of the person filing this statement is c/o Optical Filter Corporation, 2 Mercer Road, Natick, Massachusetts 01760.

(c) The present principal occupation of the person filing this statement is President of Optical Filter Corporation, 2 Mercer Road, Natick, Massachusetts 01760.

(d)      The response to this item is negative.

(e)      The response to this item is negative.

(f)      Mr. Blais is a citizen of the United States of America.

Item 3.           Source and Amount of Funds or Other Consideration.

         On December 30, 1997, the Issuer, OFC Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of the Issuer ("Acquisition"), OFC Corporation, a New Hampshire corporation ("OFC"), and certain principal stockholders of OFC entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which OFC would merge with and into Acquisition (the "Merger"). In connection with the Merger, the Issuer agreed to issue and deliver 1,154,258 shares of its common stock (the "Merger Stock") and pay cash in the amount of $6,000,000 to the stockholders of OFC. For purposes of the Merger, the Merger Stock was valued at $12.129 per share.

         On January 30, 1998, the Merger was consummated, and the Issuer issued and delivered 1,038,832 shares of Common Stock and $5,700,000 in cash to the stockholders of OFC. As a stockholder of OFC, John F. Blais, Jr. received 752,987 shares of Common Stock on this date.

         Also on January 30, 1998, Galileo issued 115,426 shares of Common Stock (the "Escrow Shares") and deposited such shares and $300,000 in cash into escrow. Mr. Blais has an ownership interest in 83,665 of the Escrow Shares. Pursuant to the terms of the Merger Agreement and a related Escrow Agreement dated January 30, 1998, between the Issuer, Mr. Blais as the representative of the stockholders of OFC, and State Street Bank and Trust Company as escrow agent, the Escrow Shares and such cash may be used to indemnify the Issuer in accordance with the terms of the Merger Agreement. Until the Escrow Shares are released from escrow six months after the consummation of the Merger (assuming no claim for indemnification

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Schedule 13D                                                   Page 4 of 7 Pages
John F. Blais, Jr.


is made), Mr. Blais, as the representative of the stockholders of OFC, retains the power to vote all such shares.

         Accordingly, Mr. Blais is the beneficial owner of 868,413 of Common Stock as of January 30, 1998.

Item 4.           Purpose of Transaction.

         Please see explanation set forth above with respect to Item 3 for the purposes of the acquisition of securities of the issuer. The reporting person has no plans or proposals which may relate to or would result in any of the matters described pursuant to the lettered subparagraphs of this item. Accordingly, the answers to Item 4 are as follows:

(a)      Not applicable.

(b)      Not applicable.

(c)      Not applicable.

(d)      Not applicable.

(e)      Not applicable.

(f)      Not applicable.

(g)      Not applicable.

(h)      Not applicable.

(i)      Not applicable.

(j)      Not applicable

Item 5.           Interest in Securities of the Issuer.

(a) The aggregate number and percentage of shares of Common Stock beneficially owned by John F. Blais, Jr. are 868,413 and approximately
         10.8 % of the issued and outstanding shares of Common Stock as disclosed in the Issuer's Form 10-K Report for the fiscal year ended September 30, 1997.

(b) Mr. Blais has the sole power to vote 868,413 shares of Common Stock. Mr. Blais has the sole power to dispose of 752,987 shares of Common Stock.

(c) The only transaction in the Common Stock that was effected by Mr. Blais during the past sixty days is the transaction described in Item 3 above.

(d)      Not applicable.
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Schedule 13D                                                   Page 5 of 7 Pages
John F. Blais, Jr.




(e)      Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships with
                     Respect to Securities of the Issuer.

         In connection with the Merger Agreement referred to in Item 3 above, Mr. Blais, the Issuer and certain other parties as indicated entered into the following agreements:

         On December 30, 1997, the Issuer, Mr. Blais and certain other stockholders of OFC entered into a Stock Restriction and Registration Rights Agreement that provides for registration of the Merger Stock under the Securities Act of 1933.

         On January 30, 1998, Mr. Blais and the Issuer entered into a Standstill Agreement that provides that for a period of five years Mr. Blais will not, without prior written consent of the Issuer: (a) acquire voting stock of the Issuer; (b) deposit any shares of voting stock of the Issuer in a voting trust or subject any voting stock to any arrangement or agreement with respect to the voting thereof; (c) join or otherwise act with any third party for the purpose of acquiring, holding or disposing of voting stock of the Issuer; (d) sell or otherwise transfer to any third party Common Stock that would represent at the time of such transfer more than one percent of the Issuer's then issued and outstanding Common Stock, except for sales made in the public market in accordance with Rule 144 or pursuant to a registration statement filed by the Issuer under the Securities Act of 1933.

         On January 30, 1998, the Issuer, Mr. Blais as the representative of the stockholders of OFC, and State Street Bank and Trust Company as escrow agent entered into an Escrow Agreement giving Mr. Blais the power to vote the Escrow Shares until they are released from escrow.

Item 7.           Material to be Filed as Exhibits.

         Attached to this statement and filed with this statement as Exhibits are the following documents:

         EXHIBIT A:        Agreement and Plan of Merger dated December 30, 1997
                           among the Issuer, OFC Acquisition Corporation, a
                           Delaware corporation and wholly-owned subsidiary of the Issuer, OFC Corporation, a New Hampshire corporation, and certain principal stockholders of OFC named therein (filed as exhibit 2.1 to the Issuer's Form 8-K filed January 7, 1998, file no.
                           33-13752, and incorporated herein by reference).

         EXHIBIT B:        Stock Restriction and Registration Rights Agreement
                           dated December 30, 1997 between the Issuer, OFC, Mr.
                           Blais and certain other stockholders of OFC.

         EXHIBIT C:        Standstill Agreement dated as of January 30, 1998
                           between the Issuer and Mr. Blais.
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Schedule 13D                                                   Page 6 of 7 Pages
John F. Blais, Jr.




         EXHIBIT D:        Escrow Agreement dated as of January 30, 1998 among
                           the Issuer, Mr. Blais as the representative of the stockholders of OFC and State Street Bank and Trust
                           Company as escrow agent.

         The foregoing descriptions of these Exhibits are qualified in their entirety by reference to the Exhibits themselves.


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Schedule 13D                                                   Page 7 of 7 Pages
John F. Blais, Jr.


                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 3, 1998                            /s/ John F. Blais, Jr
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Date                                        John F. Blais, Jr.